1-14184

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of September, 2002

P.E.
9/1/02

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Registrant hereby reports the following:

The Registrant's Board of Directors has appointed Mr. Zvi Greengold to serve as the new Chairman of the Board, and Mr. Israel Gal to serve as CEO in addition to his capacity as President of the Registrant.

Mr. Zvi Greengold, 50, has been a director since June 2002. Mr. Greengold is currently self-employed in the field of industrial management, promotion and consulting, and serves as Chairman of Polysac Ltd. From 2000 to 2001 he served as Managing Director of Caribbean Petroleum, Corp., a company that manufactures and markets fuel products in Puerto Rico. From 1999 to 2000 he served as General Manager of the Israeli Oil Refineries Ltd. From 1996 to 1998 Mr. Greengold served as Managing Director of Electrochemical Industries (1952) Ltd. (traded on TASE), a company that manufactures polyvinyl chloride and unorganic chemicals. From 1986 to 1996 he held various positions with Electrochemical Industries (1952) Ltd., including Chief Financial Officer, Vice President of Organization and Logistics, Vice President of Finance and Organization and Vice Managing Director. Mr. Greengold currently serves as an external director of two public Israeli companies. He holds a B.A degree in Economics and Administration from the Rupin College in Israel.

Mr. Israel Gal, 52, B.O.S.' founder, served as B.O.S.' Chief Executive Officer and President from its inception in 1990 until January 2002. Mr. Gal was the Chairman of the Board of Directors of B.O.S from 1990 until 2000 and also serves as the CEO of one of the Company's subsidiaries, BOScom Ltd. From 1983 to 1989, Mr. Gal served as IBM mid-range product manager at IIS. In 1989, Mr. Gal served as the product manager for sales and marketing of IIS in the United States. In 1979, Mr. Gal co-founded Liad Electronics Ltd. where he worked until 1983. From 1976 to 1979, Mr. Gal served as research and development engineer and product manager for Elbit Ltd. Mr. Gal received a Bachelors of Science in Electronic Engineering from the Technion-Israel Institute of Technology (the "Technion").

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ______________________
Israel Gal
President and CEO

Dated: September 3, 2002

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